UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35522
CUSIP Number 05990K106
NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Banc of California, Inc.

Full name of Registrant

Former name if Applicable
18500 Von Karman Ave., Suite 1100

Address of Principal Executive Office (Street and Number)
Irvine, CA 92612

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Banc of California, Inc. (the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Quarterly Report”) at this time to allow for completion of a review into certain purported improper relationships and related party transactions and related matters.  The review includes an investigation by independent legal counsel having no prior relationship with the Company or its officers and directors under the direction of a Special Committee of Independent Directors, which was established by the Board of Directors on October 27, 2016.  Although the Company is unable to predict the outcome of the investigation, these matters are not currently expected to impact the Company’s reported financial condition or results of operations. The Company intends to file the Quarterly Report as soon as practicable.
The Company’s statements herein and in documents referenced herein are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements.  These statements are subject to certain risks and uncertainties, including the results of the Special Committee’s ongoing review and the Company’s inability to complete the work required to file the Quarterly Report in the time frame that is currently anticipated.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Grosvenor	949	236-5251
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s press release included with its Current Report on Form 8-K filed on October 19, 2016, the Company recorded net income of $35.9 million, resulting in diluted earnings per share of $0.59 for the three months ended September 30, 2016. This compares with net income of $14.5 million, or diluted earnings per share of $0.29, for the three months ended September 30, 2015.
For the nine months ended September 30, 2016, the Company recorded net income of $82.2 million, resulting in diluted earnings per share of $1.40. This compares with net income of $43.0 million, or diluted earnings per share of $0.93, for the nine months ended September 30, 2015.
Total assets were $11.22 billion at September 30, 2016, an increase of $2.98 billion, or 36.2 percent, compared to $8.24 billion at December 31, 2015. The increase in total assets was mainly due to a $1.38 billion increase in loans and leases receivable, net of allowance of loan and lease losses, a $1.11 billion increase in securities available-for-sale, a $216.5 million increase in cash and cash equivalents and a $178.0 million increase in loans held-for-sale.

During the three months ended September 30, 2016, the Company’s recurring net interest income increased by $5.9 million, or 7.3 percent, total deposits increased by $1.15 billion, or 14.5 percent, and held-for-investment loans increased by $332.7 million, or 5.3 percent, while FHLB borrowings decreased by $160.0 million, or 17.2 percent, from the prior quarter.

Banc of California, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	By:	/s/ John C. Grosvenor
		Title:	Executive Vice President and General Counsel